UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated September 23, 2011, announcing that the Company's 2011 Annual General Meeting was duly held on September 23, 2011, in Paget, Bermuda.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-175125) that was declared effective on July 27, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED

By: /s/ Inger M. Klemp
Date: February 29, 2012	Name: Inger M. Klemp
Title: Chief Financial Officer

Exhibit 1

Knightsbridge Tankers Limited (the "Company") advises that the 2011 Annual General Meeting of the Company was held on September 23, 2011 at 10:30 a.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda. The following resolutions were passed:

To re-elect Ola Lorentzon as a Director of the Company.

To re-elect Douglas C. Wolcott as a Director of the Company.

To re-elect David M. White as a Director of the Company.

To re-elect Hans Petter Aas as a Director of the Company.

To re-elect Herman Billung as a Director of the Company.

To re-appoint PricewaterhouseCoopers AS as auditors and to authorize the Directors to determine their remuneration.

To increase the Company's authorized share capital from US$350,000.00 divided into 35,000,000 common shares of US$0.01 par value each (of which 24,425,699 are in issue) to US$500,000.00 divided into 50,000,000 common shares of US$0.01 par value each by the creation of 15,000,000 common shares of US$0.01 par value each.

That the remuneration payable to the Company's Board of Directors of a total amount of fees not to exceed US$500,000 be approved for the year ended December 31, 2011.

In addition, the audited consolidated financial statements for the Company for the year ended December 31, 2010 were presented to the Meeting.

Hamilton, Bermuda
September 23, 2011